UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42703

ENIGMATIG LIMITED

(Exact name of registrant as specified in its charter)

c/o 16 Raffles Quay, #30-01, Hong Leong Building, Singapore, 048581

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Enigmatig Celebrates NYSE Listing with Bell Ringing Ceremony, Signaling Next Phase of Global Growth

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENIGMATIG LIMITED

Date: August 15, 2025	By:	/s/ Foo Chee Weng Desmond
	Name:	Foo Chee Weng Desmond
	Title:	Director, Chairman and Chief Executive Officer